Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:    Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

Sierra Wireless appoints Robin Abrams to Board of Directors

Distinguished technology executive brings 30 years of international experience in mobile communications, device manufacturing, and software solutions for network operator, enterprise, and consumer markets

VANCOUVER, Feb. 12 /CNW/ - Sierra Wireless (NASDAQ: SWIR; TSX: SW) today announced the appointment of Robin Abrams to the company’s Board of Directors. Ms Abrams is a distinguished technology executive with over 30 years of experience in key management positions for some of the world’s most high profile technology companies, including Apple, VeriFone, and Palm Computing.

“Robin brings a wealth of high-caliber international mobile communications and solutions expertise that will be extremely valuable to Sierra Wireless as we continue to expand and diversify our business,” said Jason Cohenour, President and CEO of Sierra Wireless. “Her background includes senior executive, sales, and marketing experience in mobile hardware and software solutions for enterprise, consumer, and wireless operator markets, all of which are strategically important for Sierra Wireless. We are very pleased to have Robin join our board.”

Ms. Abrams’s experience in the mobile communications and software solutions segments include time served as CEO of Firefly Mobile, a mobile products company for the youth market. Prior to that, she was president and CEO of BlueKite, a leading provider of bandwidth optimization software for wireless operators. She also served as president and CEO of Palm Computing, Inc., leading the launches of the Palm V and Palm VII handheld devices. Prior to Palm, Ms. Abrams was president and CEO of VeriFone, a global leader in debit and credit card payment solutions. Ms. Abrams has also held internationally focused executive positions at Apple and Unisys. Ms. Abrams earned her B.A. and J.D. degrees from the University of Nebraska, and she serves on the board of directors of HCL Technologies, Openwave Systems, Inc., and ZiLOG, as well as on the board of trustees for the Anita Borg Institute for Women and Technology.

“It is an exciting time to be joining Sierra Wireless, as the company embraces new opportunities in the rapidly growing mobile computing and machine-to-machine industries,” said Ms. Abrams. “I look forward to working with the entire Sierra Wireless team in helping to guide the company’s overall strategy and further cement its position as a trusted partner for network operators, manufacturers, enterprises, and consumers worldwide.”

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR - TSX: SW) is expanding the wireless world with a comprehensive offering of hardware, software, and connected services for mobile lifestyles and machine-to-machine communications. Our customers count on us to help them succeed with early access to new wireless technologies and innovative, reliable, high-performing solutions for a broad range of applications. For more information about Sierra Wireless, visit www.sierrawireless.com.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

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For further information: Sharlene Myers, Sierra Wireless, Phone: (604) 232-1445, smyers@sierrawireless.com